EXHIBIT (a)(9)
                                                                  --------------


               [Form of letter dated June 28, 1999 from Gary L. Neale,
                 Chairman, President and Chief Executive Officer of
                        Parent, to investors of the Company]

                  Letterhead of Gary L. Neale, Chairman, President
                      and Chief Executive Officer of Parent]

                                            June 28, 1999

    Dear :

         As you know, this week, NiSource announced its tender* for Columbia Energy Group. We did this to help provide you with a public opportunity to express your opinion to the Columbia Board.

         Tendering immediately is a no-cost, no-risk, fully reversible, way to tell the Columbia Board to sit down and negotiate.

         We are willing to increase our price if Columbia cooperates by quickly negotiating a definitive merger agreement. The faster we can get to a merger agreement, the sooner the shareholders will get their money.

         A Columbia/NiSource merger is a win for the shareholders of both companies. To get the job done, though, I need your help! Send in your tender quickly -- and you will help send a message to the Columbia Board that can't be ignored.

         Please call me with any questions or concerns. In addition, our information agent, Innisfree M&A, will be available to help you tender your shares. They can be reached at (877) 750-5837.

         Thank you for your help and support.

                                            Sincerely,


    *CEG Acquisition Corp. and NiSource Inc. have commenced a Tender Offer to purchase all outstanding shares of common stock, $.01 par value per share, of Columbia Energy Group at a price of $68 per share, net to the seller in cash, without interest thereon, upon and subject to the conditions set forth in the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal. The currently scheduled expiration date is 12:00 midnight, New York City time, on August 6, 1999. CEG Acquisition Corp. may extend the offer by giving written notice of extension to the depositary, which, as described in the Offer to Purchase, will be publicly announced no later than 9:00 a.m., New York City time, on the next business day.